Exhibit 99.1

Beamr Releases Second Beta of Video Storage Optimization SaaS with New API for Large-Scale Automation

Herzeliya, Israel, Sept. 06, 2023 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd (NASDAQ: BMR), a leading provider of video optimization solutions, today announced the second beta release of its cloud service for video optimization, introducing new APIs that empower customers to automate large-scale video optimization in the cloud.

Beamr is focusing on optimizing public cloud video storage, which is projected to reach a value of USD 13.5 billion by the end of 2025. In Beamr’s IPO, which was completed in March 2023, Beamr unveiled a 12-month roadmap. Initially, Beamr announced an integration with Nvidia NVENC technology, offering up to a 10x performance improvement over CPU-based solutions. Nvidia later published a blog post highlighting the impressive results achieved through this collaboration between Nvidia and Beamr.

In June 2023, Beamr introduced the first beta of its service, enabling users to optimize videos through a simple user interface. Today, Beamr announces the release of its Application Programming Interface (API), ushering in large-scale automation capabilities.

The Next release in the coming months will integrate Nvidia and Beamr’s solution into the SaaS platform, delivering a faster and more cost-effective video storage optimization service on an unprecedented scale. Additionally, Beamr plans to connect the service to a payment system and launch it in Q1 2024, as originally planned.

According to Sharon Carmel, Beamr’s CEO, “The current milestone featuring the API empowers Beamr’s beta customers to rigorously test the service at scale with full automation. Users of the Service are expected to manage millions of files, and to maximize storage and networking savings, they need to automate the file optimization process. Beamr has developed APIs that enable video service users to effortlessly submit millions of files to Beamr’s services without human intervention.”

“Prospective users can now experience Beamr technology at scale,” said Dani Megrelishvili, Beamr’s Chief Product Officer. The Beamr Video SaaS API is a critical component for service users, and it is now available for our future customers to explore. Megrelishvili added, “We are designing the service with simplicity and ease of use in mind. Our goal is to encourage as many users as possible to test our APIs and provide feedback so that we can enhance and perfect the service for its Q1 2024 commercial launch.”

Despite being an enterprise-focused product, anyone can register at Beamr.com using their email and experience Beamr video optimization through a user-friendly drag-and-drop interface before delving into automation and APIs.

Beamr is inviting you to visit https://cloud.beamr.com and experience the Beamr SaaS first hand.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content adaptive video solutions. Backed by 53 granted patents, and winner of the 2021 Technology and Engineering Emmy® award and the 2021 Seagate Lyve Innovator of the Year award, Beamr’s perceptual optimization technology enables up to a 50% reduction in bitrate with guaranteed quality. www.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com